UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 15, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aruba Networks, Inc.

File No. 1-33347 - CF#27400

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Aruba Networks, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 27, 2011, as amended.

Based on representations by Aruba Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.40	through March 11, 2014
Exhibit 10.41	through March 11, 2014
Exhibit 10.47	through October 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel